Filed by Spansion Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spansion Inc.

Commission File No.: 001-34747

Hi,

It is John Kispert

I am sure you have all heard the news about the merger with Cypress and through this video, I’d like to give you a little more detail on what that means for all of us.

First, as you have read, this is a merger.

That is important and I’ll start by explaining what that means.

At a high level, it means that we’re joining two successful companies to make a much more powerful, important, profitable company.

As we have discussed in the past, scale is important in our industry. This merger not only allows us to get bigger, but does so in a very exciting and compelling way.

Combined the companies have over $2 billion in revenues. And a gross margin in the mid 40’s and we believe trending higher.

This is a great next step for Spansion and one that accelerates the plans and the vision we created for the company 3 years ago.

But before I get into just what this means for us and where we’re going, I’d like to pause for a second and reflect on just how much we’ve done together.

Remember how much this team around the world has battled, has struggled, has fought for survival and ultimately has positioned itself to have this opportunity.

It is an amazing feat. We should all be very proud of getting Spansion to this point.

I am humbled by what you have all done, how committed to each other you are, how you have poured your hearts and souls into this company and sacrificed to get the job done every day.

I salute each and every one of you.

Over the coming months, it is my plan to travel around Spansion and I hope, get the chance to talk to all of you. You are without a doubt the most dedicated, hard-working group of people I have ever had the pleasure to work with.

From a culture standpoint, I think you’ll find your new colleagues at Cypress are very similar to us. They too, believe in excellence in everything they do. They are smart, dedicated and committed with very high standards. They too place a high emphasis on product innovation technology innovation and process innovation.

Like us, new products are their lifeblood and what they are all about and they have commanding positions in the markets they participate in.

They have a strong commitment to quality, They are committed to automotive standards, And of course, on-time delivery is a core principle.

We even have the same philosophy around process technology. Both of us use a combination of foundries and internal fabs leveraging our process technology expertise around the world.

Both companies share long-term and deep relationships with their customers, and enjoy relationships that have been in place for over thirty years. Like us, they understand that world wide we differentiate with strong technical sales teams and leading edge Field Applications Experts.

It is also interesting, that at their core, they too are a memory company.

The new company will be a blend of the two Organizations. This is what is called a “Best of Breed” approach. Taking from both companies the attributes that are critical for success.

Everyone should know, that the product lines are completely complementary with no overlap.

For example, they have a highly-innovative line of flexible, programmable, ARM-based products called PSoC’s, PSOCs are a perfect complement to our MCU product line. They are well positioned with their IoT and consumer product line and design wins, while we have much deeper penetration into the automotive markets. So, the combined company instantly has an opportunity to grow and do so, quickly.

The combined company will leverage the best from both to be a leader in all of the markets we are focused on IoT, communications, industrial, consumer and of course, Automotive. This is very powerful. And very compelling.

For memory, we’ll now have a much broader range of technologies adding to our leadership position in Flash memory, the new company will add SRAM, Non Volatile SRAM, and FRAM to our portfolio.

We’ll double the number of products we have to sell and as a result, our importance to customers will increase dramatically.

Overall, the range of products we’ll have becomes very impressive. SRAM technology remains the fastest volatile memory technology available. While, NOR remains the most reliable, cost effective non-volatile memory. FRAM is the “lowest power” non-volatile solution and of course, NAND is the “lowest cost-per bit”. And we will have all of this for our customers.

Cypress is also the leading provider of “Touch” products in the market. This has led them to have a lot of success in the consumer market represents a great opportunity for both companies. They have a line of next-generation devices that should expand their position and expose Spansion to the explosive growth of mobile applications. This technology is also heavily used in the embedded markets and will be a great complement to our Flash and Micro Controller efforts, particularly combined with our motor control and HMI technologies.

In communications, they are a leader in USB and they are maintaining that position with next generation products like USB “Three dot O” Type C, better known as the —the universal connector.

And we both have a line of timing products. So, here again, we’ll use the best from both —going forward.

We also, can combine our expertise in analog and power management In these new markets and quickly assume a leadership role in the areas we focus on.

I should also mention both companies recognize and understand the growing importance of software in our roadmaps and more importantly in our products, solutions, and services we bring to our customers world wide. Cypress has just as big a commitment as we do in developing systems solutions. Their touch products come as complete, working sub-systems, much as our voice products do. The vision here is perfectly aligned and this is one of the areas I believe will be greatly accelerated by the merger.

In fact, it is a shared vision of providing these system solutions that provided much of the impetus for our discussions.

We are both committed to be the world leader of embedded systems solutions.

In the new company, I will serve on the board and T.J. Rodgers- the CEO of Cypress will serve as the CEO of the combined company. There are still other leadership decisions to be made and Randy and I as well as the other Spansion Leaders we be leading this integration phase.

Many of you will be asked to help work on the integration. I ask that each of you communicate more than ever with each other and continue working on your current responsibilities.

Our objectives as Spansion do not change.

We still have to meet the challenges we have

We still have to deliver our 2014 objectives and financial targets.

Do not forget that the agreement is not yet final and in transactions like these, many things still need to happen in order to close.

So of course, our performance over the next few weeks to finalize the quarter and our year end is as important as ever.

Let me conclude by saying I believe this merger is the right next step for Spansion. Each company has distinctive strengths that complement each other well. And we will have the opportunity to learn from each other in a very complementary way as we focus on creating the next generation of systems.

With respect to timing, today was the announcement and over the approximately next three to four months we will work on specific plans to integrate the two companies.

This is an exciting time for all of us, and I am confident we’re on the right path forward.

We are creating more value for our company’s Employees, Customers, Partners, Suppliers and Shareholders.

Thanks for watching and more importantly, listening.

And I will see you soon.

About Cypress

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the flagship PSoC® 1, PSoC 3, PSoC 4 and PSoC 5 programmable system-on-chip families. Cypress is the world leader in capacitive user interface solutions including CapSense® touch sensing, TrueTouch® touchscreens, and trackpad solutions for notebook PCs and peripherals. Cypress is a world leader in USB controllers, which enhance connectivity and performance in a wide range of consumer and industrial products. Cypress is also the world leader in SRAM and nonvolatile RAM memories. Cypress serves numerous major markets, including consumer, mobile handsets, computation, data communications, automotive, industrial and military. Cypress trades on the NASDAQ Global Select Market under the ticker symbol CY. Visit Cypress online at www.cypress.com.

Cypress and the Cypress logo, PSoC, CapSense and TrueTouch are registered trademarks of Cypress Semiconductor Corporation. All other trademarks are property of their owners.

About Spansion

Spansion (NYSE: CODE) is a global leader in embedded systems solutions. Spansion’s flash memory, microcontrollers, analog and mixed-signal products drive the development of faster, intelligent, secure and energy efficient electronics. Spansion is at the heart of electronic systems, connecting, controlling, storing and powering everything from automotive electronics and industrial systems to the highly interactive and immersive consumer devices that are enriching people’s daily lives. For more information, visit http://www.spansion.com.

Spansion®, the Spansion logo, and combinations thereof, are trademarks and registered trademarks of Spansion LLC in the United States and other countries. Other names used are for informational purposes only and may be trademarks of their respective owners.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between Cypress and Spansion. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Cypress or Spansion stockholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Form 10-K, Form 10-Q and 8-K reports filed by Cypress and Spansion with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and Cypress and Spansion are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, Cypress intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Cypress common stock to be issued in the merger, and Cypress and Spansion intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CYPRESS, SPANSION, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by Cypress and Spansion with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting Cypress Investor Relations at http://investors.cypress.com/contactus.cfm or by telephone at (408) 943-2656 at or by contacting Spansion Investor Relations at investor.relations@spansion.com or by telephone at (408) 962-2500. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Spansion and Cypress and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cypress or Spansion security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Spansion’s executive officers and directors is included in Spansion’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 18, 2014, and its Current Report on Form 8-K, filed with the SEC on August 19, 2014, and information regarding Cypress’ executive officers and directors is included in Cypress’ Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on March 28, 2014 and its Current Report on Form 8-K, filed with the SEC on April 2, 2014. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cypress and Spansion have interests in the transaction that may differ from the interests of Cypress and Spansion stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.